MATERIAL CHANGE REPORT
Section 75(2) of the Securities Act (Ontario)
Section 118(1) of Securities Act (Alberta)
Section 85(1) of the Securities Act (British Columbia)


Item 1.		Reporting Issuer

ENERGY POWER SYSTEMS LIMITED, 2 Adelaide Street West, Suite 301,
Toronto, Ontario, M5H 1L6.

Item 2.		Date of Material Change

January 8, 2002.

Item 3.		Press Release

The Press Release was disseminated via BCE Emergis via North
American Disclosure on January 8, 2002.

Item 4.		Summary of Material Change

The Company issued a Press Release, attached hereto as Exhibit "A".

Item 5.		Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.		Reliance on Section 75(3) of the Act

Confidentiality is not requested.

Item 7.		Omitted Information

No information has been omitted in respect of the material change.

Item 8.		Senior Officer

Sandra J. Hall, Secretary  (416) 861-1484.

Item 9.		Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Toronto, Ontario this 9th day of January, 2002.


ENERGY POWER SYSTEMS
LIMITED



Per:  "Sandra J. Hall"
          Secretary







-2-
Exhibit "A"
NEWS RELEASE
Toronto, January 8, 2002. Energy Power Systems Limited (OTC BB: EYPSF, Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces at the Company's Annual and Special Meeting of Shareholders (the "Meeting") held on December 28, 2001 (the "Meeting Date") the shareholders of the Company approved by ordinary resolution an amendment to the Company's Stock Option Plan (the "Plan) increasing the maximum number of common shares reserved for issuance under the Plan from 281,250 common shares to 800,000 common shares.
Shareholders also approved by ordinary resolution at the Meeting the advance approval of the issuance by the Company of up to 8,075,145 common shares pursuant to one or more private placements in order to provide the Company additional working capital to fund exploration and development programs, find a suitable acquisition candidate or enhance future growth. The Company is authorized to issue these shares if required subject to various restrictions, including the issuance of shares can not result in a change of control.
At a directors meeting held immediately following the Annual and Special Meeting, the Company granted to officers and directors of the Company and its subsidiary a total of 322,500 common share purchase options at a price equal to the 5 day weighted average trading price of the common shares prior to the Meeting Date and the 5 day weighted average trading price of the common shares after the Meeting Date (CDN $6.30).

 About Energy Power Systems Limited

Energy Power is an integrated energy source and service company operating as an Engineering & Offshore Division and an Oil & Gas Division.

The Engineering and Offshore Division is currently working on a backlog of contracts which should carry over to the next fiscal year and beyond. Further development of Atlantic Canada's offshore infrastructure could feed additional growth for the Engineering and Offshore Division. In addition the Oil & Gas Division is adding positive cash flow to fund corporate operations and future development and growth strategies. At present the Company is expanding its exploration, drilling and development program to increase oil and gas reserves and production.

There are approximately 8.8 million shares issued and outstanding in the capital of the Company.

-30-

For further information contact:	Sandra J. Hall
					VP Corporate Affairs
					Telephone: (416) 861-1484

Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.